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                           GREENMOUNTAIN.COM COMPANY
                            55 Green Mountain Drive
                       South Burlington, Vermont  05403

                                 May 24, 2000

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

             Re:  GreenMountain.com Company
                  Registration Statement on Form S-1
                  (Commission File No. 333-75171)
                  Registration Statement on Form 8-A
                  (Commission File No. 000-26279)
                  -------------------------------

Ladies and Gentlemen:

     In accordance with Rule 477 under the Securities Act of 1933, as amended, GreenMountain.com Company, a Delaware corporation (the "Company"), hereby requests that the Company's Registration Statement on Form S-1 (Commission File No. 333-75171), including all amendments thereto (collectively, the "Registration Statement"), be withdrawn as initially discussed by telephone between Renee Fried of the Staff and Troy B. Lewis of Jones, Day, Reavis & Pogue, counsel to the Company, on May 8, 2000.

     As noted in the Company's previous letter to the Commission dated May 8, 2000:

     . The Registration Statement was filed with the Securities and Exchange Commission for the purpose of registering shares of common stock, par value $0.01 per share, of the Company in connection with the Company's proposed initial public offering.

     . As a result of market conditions, the Company ceased all activities in connection with the proposed public offering in late June 1999.

     . The Company did not withdraw the Registration Statement at that time in the hope that market conditions would change so as to allow the Company to recommence and successfully complete the proposed public offering.

     . As of May 8, 2000, no such change in market conditions had occurred, and the Company did not anticipate such a change would occur in the immediate future.

Accordingly, the Company filed a request for withdrawal of the Registration Statement on May 8, 2000.
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     In response to a subsequent telephone discussion between Ms. Fried and Mr.
Lewis, the Company hereby confirms that no securities have been sold pursuant to the Registration Statement.

     In addition, the Company hereby requests that the Company's Registration Statement on Form 8-A (Commission File No. 000-26279), which was filed concurrently with the Registration Statement, be withdrawn.

     The Company requests that the Commission grant, at the Staff's earliest convenience, an order approving this application.

     Please contact John T. McCafferty or Troy B. Lewis of Jones, Day, Reavis & Pogue, at 214.969.4854 and 214.969.3721, respectively, should you have any questions regarding this request.

                              Very truly yours,


                              GREENMOUNTAIN.COM COMPANY



                              By: /s/ PETER H. ZAMORE
                                  ----------------------------------------
                                  Peter H. Zamore,
                                  Vice President, General Counsel and Secretary

cc:  Renee Fried
     Securities and Exchange Commission

     John T. McCafferty
     Troy B. Lewis
     Jones, Day, Reavis & Pogue